FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 14, 2004

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on September 14, 2004.

Independent Directors On Luxottica Group’s Board Rise to Five

MILAN, Italy, Sept. 14 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced that the number of independent directors on its Board has reached five. In fact, at the Group’s Ordinary and Extraordinary Meeting held today in Milan, Italy, shareholders approved the appointment of three additional directors to the Board, for a total of 12, as already provided in the Company’s By-laws: Sergio Erede, Gianni Mion and Sabina Grossi. At the same time, shareholders confirmed, in accordance with Italian Law, the appointment of Andrea Guerra, chief executive officer, to Luxottica Group’s Board of Directors.

Leonardo Del Vecchio, chairman of Luxottica Group, commented: “The appointment to our Board of Sergio Erede and Gianni Mion as independent directors is yet another step in a process — launched already some time ago — to bring our corporate governance model in line with best practices.”

“Among some of the more important initiatives, we should mention the launch of a comprehensive review of our internal control system to bring us in line with the guidelines of the Sarbanes-Oxley Act.”

Luxottica Group also announced that, in accordance with Italian Law, at a meeting held today its Board of Directors approved the Group’s Italian GAAP consolidated financial statements for the six-month period ended June 30, 2004.

The Group has already reported results for the six-month period, in accordance with U.S. GAAP, on July 27, 2004. Highlights of the consolidated results for the period were as follows: net sales of euro 1,563.9 million; operating income of euro 259.2 million; and, net income of euro 150.1 million.

Finally, Luxottica Group announced that its majority shareholder, Leonardo Del Vecchio, has allocated shares held through the holding company of the Del Vecchio family La Leonardo Finanziaria S.r.l. representing 2.11 percent of Luxottica Group’s current authorized and issued share capital to a stock options plan for top management of the Group. The stock options plan is subject to meeting certain economic objectives.

Biographical information regarding new Board members Sergio Erede and Gianni Mion

Sergio Erede is an attorney and has been a member of one of Italy’s more prominent law firms Bonelli, Erede & Pappalardo since 1969, which he founded following important professional experiences with other law firms in the U.S. Mr. Erede holds an LL.M. from Harvard Law School. Additionally, Mr. Erede is a director of several other Italian listed companies, including Autogrill S.p.A. and Marzotto S.p.A.

Gianni Mion is chief executive officer of Edizione Holding S.p.A., the investment company of the Benetton family, a position he has held since 1986. Previously, he held positions of increasing responsibility with other leading Italian corporations, most recently as chief financial officer of Marzotto S.p.A. Additionally, Mr. Mion is a director of several other Italian listed and non-listed companies including Autogrill S.p.A., Autostrade S.p.A., Benetton Group S.p.A., Olimpia, Telecom Italia and Telecom Italia Mobile.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium- priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United

Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, Arnette(TM) and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of euro 2,824.6 and euro 267.3 million. Additional information on the company is available on the web at http://www.luxottica.com.

Set forth below is the text of a press release issued on September 24, 2004.

Luxottica Group Receives FTC Clearance for Cole National Acquisition, Closing Set for October 4

MILAN, Italy and CLEVELAND, Sept. 24 — Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), and Cole National Corporation (NYSE: CNJ ), today jointly announced that the U.S. Federal Trade Commission (FTC) cleared Luxottica Group’s proposed acquisition of Cole National.

“Today is a happy day for Luxottica Group,” said Leonardo Del Vecchio, chairman of Luxottica Group, “as we prepare to welcome Cole National into our family and to begin in earnest with the integration of our North American retail operations.”

“We believe, as we have throughout this process, that the transaction will be positive for all of the constituencies of the combined companies: customers, suppliers, employees and stockholders. We are especially pleased that the FTC has permitted it to go forward unconditionally.”

The transaction will close on October 4, 2004. In accordance with the terms of the January 2004 Luxottica Group - Cole National Merger Agreement, as amended, at the closing, shares of Cole National’s common stock will be converted into the right to receive US$27.72 per share, including the stipulated four percent per annum from July 22, 2004, the date of Cole National’s stockholder approval of the merger, through the closing date.

Promptly following the closing date, Citibank, N.A., the paying agent appointed by Luxottica Group, will mail to Cole National stockholders transmittal instructions for the delivery of the shares of Cole National common stock to Citibank, N.A. and for receiving the US$27.72 per share in exchange for such shares.

About Luxottica Group S.p.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium- priced categories. The Group’s products are designed and manufactured in its six facilities in Italy and one in the People’s Republic of China. The lines manufactured by Luxottica Group include over 2,450 styles in a wide array of colors and sizes and are sold through 20 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India.

In September 2003, Luxottica Group acquired OPSM, the leading eyewear retailer in Australia. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2003, Luxottica Group posted net sales and net income respectively of euro 2,824.6 and euro 267.3 million. Additional information on the company is available on the web at http://www.luxottica.com .

About Cole National

Cole National Corporation’s vision business, together with Pearle franchisees, has 2,179 locations in the U.S., Canada, Puerto Rico and the Virgin Islands and includes Cole Managed Vision, one of the largest managed vision care benefit providers with multiple provider panels and nearly 20,000 practitioners. Cole’s personalized gift business, Things Remembered, serves customers through 722 locations nationwide, catalogs, and the Internet at http://www.thingsremembered.com . Cole also has a 21% interest in Pearle Europe, which has 1,508 optical stores in Austria, Belgium, Denmark, Estonia, Finland, Germany, Italy, Kuwait, Norway, the Netherlands, Poland, Portugal and Sweden.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, risks that the merger will not be completed, legislative or regulatory developments that could have the effect of delaying or preventing the merger, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the ability to successfully introduce and market new products, the ability to effectively integrate recently acquired businesses, the ability to successfully launch initiatives to increase sales and reduce costs, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in their filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and Luxottica Group and Cole National do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ Enrico Cavatorta
DATE: October 1, 2004	ENRICO CAVATORTA, CHIEF FINANCIAL OFFICER